August 14, 2012

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Gogo Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed May 22, 2012

File No. 333-178727

Dear Mr. Spirgel:

This letter sets forth the responses of Gogo Inc. (the “Registrant” or the “Company”) to the comments contained in your letter, dated May 31, 2012, relating to Amendment No. 4 to the Registration Statement on Form S-1, File No. 333-178727, filed on May 22, 2012 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which contains changes from the Registration Statement to reflect responses to the Staff’s comments on the Registration Statement. Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 5, as well as four copies of a blacklined version of Amendment No. 5, marked to show changes from Amendment No. 4 to the Registration Statement filed on May 22, 2012. Page references in the responses below are to Amendment No. 5.

Summary Historical Consolidated Financial and Other Data, page 10

1.	We note your response to comment 2 from our letter dated May 7, 2012. Please revise your disclosure in footnote 9 to this table as well as on page 56 to clarify the number of sessions included in your connectivity take rate for which you did not receive revenue, either as a result of unforeseen technical issues or pursuant to complimentary segment or day passes distributed by your customer service representatives.

Mr. Larry Spirgel U.S. Securities and Exchange Commission	August 14, 2012

In response to the Staff’s comment, we have revised the disclosure on pages 14 and 58.

Our Technology Roadmap, page 112

2.	We note your disclosure on pages 16 and 112 that the timing of your ATG-4 roll-out is dependent on whether you are able to obtain Supplemental Type Certificates (STCs) from the FAA for this deployment “on a timely basis.” Please expand your disclosure to provide additional information about the status of your application for such approvals. If material, disclose the anticipated expenses associated with obtaining these STCs. We note your disclosure on page 72 regarding the expenses incurred in the three month period ended March 31, 2012 for STCs to support your international commercial airlines.

In response to the Staff’s comment, we have revised the disclosure on pages 16 and 116. The Company respectfully advises the Staff that the currently anticipated expenses associated with obtaining these STCs are not material.

Back cover page of prospectus

3.	We note your response to comment 6 from our letter dated May 7, 2012 and the revisions to the back cover page of your prospectus. Please continue to balance your disclosure by disclosing the number of Gogo Connectivity sessions in 2011 where you disclose your number of Gogo Connectivity sessions since inception and the connectivity take rate for 2011 where you disclose the number of passengers on Gogo-equipped flights in 2011. In addition, please revise the disclosure of the number of aircraft online in your Business Aviation segment to refer to the number of aircraft “with ATG or satellite systems.”

In response to the Staff’s comment, we have revised the disclosure on the back cover page.

* * * * *

Mr. Larry Spirgel U.S. Securities and Exchange Commission	August 14, 2012

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-7334 or Morgan Hayes at (212) 909-6983.

Regards,

/s/ Matthew E. Kaplan
Matthew E. Kaplan

cc:	Marguerite M. Elias

Norman Smagley

Enclosures

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